Exhibit 99.1

Operating and Financial Review and Prospects

The Activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders and in press releases and investor webcasts. Any forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the SEC including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2009 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our annual report on Form 20-F for the year ended December 31, 2008.

Six months ended June 30, 2009 compared to corresponding period in 2008

Consolidated revenues for six months period ended June 30, 2009 were NIS 383.4 million (US$ 97.8 million) as compared to NIS 691.5 million reported in the corresponding period of 2008.

Revenues from commercial centers decreased in the first half of 2009to NIS 41.9 million ($ 10.7 million) as compared to NIS 426.4 million in the corresponding period of 2008. This decrease is mainly attributable to: (i) revenues from the sale of the Plzen Plaza commercial center in the Czech Republic as well as purchase price adjustments relating to the sale of the Arena Plaza in Hungary, which were recognized in the first half of 2008 while in the first half of 2009 we did not have any sales of trading properties and (ii) a decrease in revenues from the operations of commercial centers to NIS 41.9 million (US$ 10.7 million) in the first half of 2009 as compared to NIS 49.9 million in the corresponding period of 2008.

Cost of commercial centers decreased in the first half of 2009 to NIS 88.4 million (US$ 22.6 million) as compared to NIS 319.2 million in the corresponding period of 2008. This decrease is mainly attributable to: (i) the costs relating to the sale of the Plzen Plaza commercial center, which were recognized in the first half of 2008 while in the first half of 2009 we did not have any sales of trading properties; offset by (ii) an increase in the cost of operations of commercial centers to NIS 87.3 million (US$ 22.3 million) in the first half of 2009 as compared to NIS 86.5 million in the corresponding period of 2008.

Revenues from hotels operations and management decreased in the first half of 2009 to NIS 188.9 million (US$ 48.2 million) as compared to NIS 190.2 million in the corresponding period of 2008. This decrease is mainly attributable to:(i) a decrease in the revenues from our existing hotels mainly due to the global economic slowdown;(ii) the devaluation of the Pound (the functional currency in which our hotel in the UK operates) against the NIS; and offset by; (iii) an increase in revenues mainly attributable to the opening of the Radisson SAS Bucharesti hotel in Romania.

Costs and expenses from hotels operations and management increased in the first half of 2009 to NIS 175.4 million (US$ 44.7 million) as compared to NIS 166.7 million in the corresponding period of 2008. This increase is mainly attributable to expenses related to the Radisson SAS Bucharesti hotel, which commenced operations in December 2008; offset in part by the reduction in direct expenses as a result of the reduction in revenues from our existing hotels, as well as the devaluation of the Pound against the NIS.

Revenues from sale of medical systems decreased in the first half of 2009 to NIS 24.5 million (US$ 6.3 million) as compared to NIS 28.9 million in the corresponding period of 2008.

Costs and expenses of medical systems operations decreased in the first half of 2009 to NIS 33.3 million (US$ 8.5 million) as compared to NIS 29.3 million in the corresponding period of 2008.

Revenues for changes in shareholdings of subsidiaries in the first half of 2009 was NIS 78.3 million (US $ 20 million) which is attributable to change in the Company’s shareholdings in Plaza Centers N.V and InSightec Ltd., as compared to no such revenues in the corresponding period of 2008.

Revenues from sale of fashion merchandise increased to NIS 49.8 million (US $12.7 million) in the first half of 2009 as compared to NIS 45.9 million in the corresponding period of 2008. This increase is mainly attributable to the opening of new stores during 2009 offset by a decrease in sales of existing stores as a result of the global economic slowdown.

Cost and expenses of fashion merchandise increased to NIS 56.7 million (US$ 14.5 million) in the first half of 2009 as compared to NIS 53.7 million in the corresponding period of 2008. This increase is mainly attributable to the increase in retail operations as mentioned above.

Research and development expenses decreased to NIS 33.4 million (US$ 8.5 million) in the first half of 2009 as compared to NIS 33.8 million in the corresponding period of 2008. These costs and expenses are attributable to the operations of InSightec Ltd.

General and administrative expenses increased to NIS 33.8 million (US$ 8.6 million) in the first half of 2009 as compared to NIS 27.3 million in the corresponding period of 2008. This increase is mainly attributable to thereversal of bonus provision accrued in 2007 in the first half of 2008 as well as an increase in the share based compensation expenses in the first half of 2009 mainly as a result of re-pricing of options.

Net financial expenses increased to NIS 166.9 million (US$ 42.6 million) in the first half of 2009 as compared to NIS 5.5 million in the corresponding period of 2008. Such increase is comprised of the:

(i)	increase in the loss from the change in the fair value of financial instruments in the first half of 2009 to NIS 88.5 million (US$ 22.6 million) as compared to a gain of NIS 75.8 million in the corresponding period of 2008, which is mainly attributable to the loss from Plaza Centers debentures, net of gains from swap transactions (both measured at fair value through profit and loss) in the first half of 2009 which amounted to NIS 118.0 million ($32.8 million) as compared to a gain of NIS 82.0 million in the corresponding period of 2008; offset by the gain from marketable securities in the first half of 2009 which amounted to NIS 30 million ($7.6 million) as compared to a loss of NIS 10.0 million in the corresponding period of 2008;

(ii)	increase in financial expenses (net of capitalization of financial expenses to qualifying assets and including exchange rate results on borrowings linked to foreign currencies) in the first half of 2009 to NIS 128.7 million (US$ 32.8 million), as compared to NIS 117.5 million in the corresponding period of 2008,mainly attributable to the following:(a) in the first half of 2009 the Company recorded exchange rate losses on its borrowings as compared to exchange rate gains recorded in the corresponding period of 2008; offset by (b) a decrease in the Israeli Consumer Price Index which caused a decrease in financial expenses (net of capitalization to qualifying assets) in respect of the Company’s debentures in the first half of 2009 as compared to the corresponding period of 2008 ; offset by

(iii)	increase in financial income (including exchange rate results on deposits linked to foreign currencies) in the first half of 2009 to NIS 50.3 million (US$ 12.8 million) as compared to NIS 36.2 million in the corresponding period of 2008, mainly attributable to exchange rate gain recognized in the first half of 2009, as compared to exchange rate losses recognized in the corresponding period of 2008, offset in part by a decrease in the interest income the Company received on its deposits and cash balances mainly as a result of a decrease in its liquid resources as well as a decrease in the interest rates the Company received on its deposits.

Other expenses, net increased to NIS 60.7 million (US$ 15.5 million) in the first half of 2009, as compared to NIS 0.9 million in the corresponding period of 2008. The other expenses in the first half of 2009 are mainly attributable to the write-down of trading property in the amount of NIS 47 million (US$ 12.0 million) attributable to two commercial centers in Eastern Europe and initiation expenses related mainly to operations in India.

Loss before taxes in the first half of 2009 was NIS 272.8 million (US$ 69.6 million) as compared to profit before tax of NIS 49.2 million in the corresponding period of 2008.

A tax benefit in the first half of 2009 was NIS 30 million (US$ 7.6 million) as compared to NIS 0.2 million in the corresponding period of 2008.

Loss from continuing operations in the first half of 2009 was NIS 242.8 million(US$ 62 million) as compared to profit from continuing operations of NIS 49.5 million in the corresponding period of 2008.

Loss from discontinuing operation, net in the first half of 2009 was NIS 0.5 million (US$ 0.1 million) as compared to profit from discounting operation of NIS 3.0 million in the corresponding period of 2008.

Loss in the first half of 2009 was NIS 243.3 million (US $62 million) of which NIS 186.1 million (US$ 47.5 million) is attributable to the equity holders of the Company and NIS 57.2 million (US$ 14.6 million) is attributable to the minority interest.

Net Profit in the first half of 2008 was NIS 52.5 million of which loss of NIS 11.6 million was attributable to the equity holders of the Company and net profit of NIS 64 million was attributable to the minority interest.